Via EDGAR
---------

July 19, 2007

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
111 F Street N.E.
Judiciary Plaza
Washington, D. C. 20549-1103

RE:   Magellan Health Services, Inc. (the "Company")
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed February 29, 2007
      File No. 001-06639


Dear Mr. Rosenberg:

         We are providing herewith, in connection with the Company's Form 10-K for the Fiscal Year Ended December 31, 2006, responses to the comments of the Staff contained in the Staff's letter dated June 26, 2007.

         In relation to our response to the Staff's comments, and in accordance with the Staff's request, the Company acknowledges the following:

            o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
            o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In accordance with the Staff's request, we have reiterated your questions and included our responses below each question. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Company's Form 10-K for the Fiscal Year Ended December 31, 2006.

Managed Care Revenue, page F-10
-------------------------------

1.  Staff Comment
    -------------

Your disclosure that "managed care revenue, inclusive of revenue from the Company's risk, EAP and ASO contracts, is generally recognized over the applicable coverage period on a per member basis for covered members" is not clear to investors. Please provide us, in a disclosure-type format, a revenue

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recognition policy that clarifies the types of managed care contracts where revenue is recognized over the applicable coverage period on a per member basis for covered members. For contracts that do not use this method, describe the types of contracts and your policy of recognizing revenue.

Company Response
----------------

As disclosed on page F-10 of the 2006 Form 10-K, the Company's total managed care revenue for the year ended December 31, 2006 was $1.6 billion. Of this amount, approximately $37 million represents revenue that was not recognized on a per member basis, with such amount mainly being comprised of revenue recognized from cost-plus contracts. Revenue for the Company's cost-plus contracts is recognized as costs are incurred and as services are performed. The Company does not believe that this revenue stream is material enough to require separate disclosure. In order to provide more clarity to investors in its 2007 Form 10-K regarding "revenue recognized on a per member basis", the Company is proposing to expand its existing disclosure as follows:

         Managed care revenue, inclusive of revenue from the Company's risk, EAP and ASO contracts, is generally recognized over the applicable coverage period on a per member basis for covered members. The Company is paid a per member fee for all enrolled members, and this fee is recorded as revenue on a monthly basis for each month in which members are entitled to service. The Company adjusts its revenue for retroactive membership terminations, additions and other changes, when such adjustments are identified. Any fees paid prior to the month of service are recorded as deferred revenue.

Distribution Revenue, page F-10
-------------------------------

2.  Staff Comment
    -------------

Please provide us in disclosure-type format an expanded revenue recognition policy for your Specialty Pharmaceutical Management segment. Your current disclosure that you recognize revenue from the distribution of specialty pharmaceutical drugs of behalf of health plans when the drugs are shipped is vague. Please discuss the significant terms of these arrangements to clarify why revenue is recognized when shipped and why you recognize the amounts on a gross basis. Please address how you recognize revenue for the administration of rebate agreements between health plans and pharmaceutical manufacturers, and for consulting services provided to health plans and pharmaceutical manufacturers.

Company Response
----------------

The Specialty Pharmaceutical Management segment generated revenue of $55.2 million for the year ended December 31, 2006. As disclosed on page F-10 of the 2006 Form 10-K, revenue from the distribution of pharmaceuticals represented $46.3 million of such amount. The remaining $8.9 million was comprised of rebate revenue of $5.2 million, consulting revenue of $3.3 million and performance


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revenue of $0.4 million. Disclosures regarding the Company's performance revenue are reflected on page F-10 of the 2006 Form 10-K.

Generally, the Company's rebate revenue relates to arrangements with pharmaceutical companies and health plans under which, for a particular drug or group of drugs: (1) the health plan receives a rebate from a pharmaceutical company based upon volume of drug usage; (2) the Company contacts and educates physicians responsible for writing prescriptions in order to increase usage of such drugs; and (3) the Company is paid a fee for its services. The Company estimates its rebate fees based upon current and historical information that is received from its health plan customers. The Company's consulting contracts are generally short term in nature and may contain multiple elements which are evaluated in accordance with EITF 00-21. These separate elements are recognized as services are completed. The Company does not believe that the Company's rebate and consulting activity are material enough to require separate disclosure.

The Company records distribution revenue on a gross basis because the Company purchases and takes title to drug inventory from various pharmaceutical companies. The Company fills orders for health plan members from inventory maintained in the Company's distribution facility, and then ships the drugs to such health plan members. The Company bears the risk of loss for the inventory of drugs that it maintains. In order to provide more clarity to investors in its 2007 Form 10-K regarding "distribution revenue", the Company is proposing to expand its existing disclosure as follows:

         The Company recognizes distribution revenue, which includes the co-payments received from members of the health plans the Company serves, when the drug orders are shipped. At the time of shipment, the earnings process is complete: the obligation of the Company's customer to pay for the drugs is fixed, and, due to the nature of the product, the member may not return the drugs nor receive a refund.



If you have any questions regarding the foregoing, please feel free to contact me at 860-507-1903.


Very truly yours,

/s/  Mark S. Demilio

Mark S. Demilio
Executive Vice President and Chief Financial Officer






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